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TO OUR SHAREHOLDERS

     Second quarter earnings of $6.7 million, or 70 cents per share, increased 5% from last year on a sales increase of 6%. The continued strengthening of the dollar reduced sales by $1.9 million and net earnings by an estimated $0.5 million, or 5 cents per share.

     Six-month earnings of $12.0 million, or $1.24 per share, increased 11% from last year. Sales for the period were up 7%. The stronger dollar reduced sales by $3.9 million and net earnings by an estimated $1.0 million, or 10 cents per share.

STRONG PERFORMANCE DESPITE ECONOMIC PRESSURES

     Our results showed improvement over last year's strong second quarter despite the continuing sharp rise in the value of the dollar. Operating margin reached the 10% level, and earnings per share were up 11% on higher net earnings and lower shares outstanding.

     Consolidated orders, on a local currency basis, were up 7.5% for the six months on increases of 6% in the second quarter and 9% in the first. European orders continued to show strong gains, and our floor coatings business had a significant order increase in second quarter. The overall slowdown in the second quarter orders was due to a continuing decline in non-European international markets, primarily due to the Asian situation, and a lower rate of increase for North American industrial products orders. We believe the slowing of North American industrial orders to a 6% increase was primarily due to weaker economic conditions.

NEW PRODUCTS BRIGHTEN OUTLOOK FOR REST OF 1998

     The Asian economic crisis has been deeper and the dollar has been stronger than expected, and this has impacted our international and domestic businesses. We have been successful overcoming these challenges to date and believe we can continue to do so assuming conditions do not worsen.

     We are introducing a record number of new and updated products this year that will be in full production during the second half. These new products, combined with those introduced in recent years, should give us a strong competitive advantage and allow us to put order growth back on a higher growth track than we experienced in the second quarter.

     In support of our objective to enhance shareholder value, we have repurchased 430,000 shares of Tennant common stock so far this year. An additional 263,000 shares remain to be purchased under authority granted by the board in February 1998.

  /s/ Roger L. Hale                     /s/ Janet Dolan

Roger L. Hale                           Janet Dolan
CHAIRMAN - CEO                          PRESIDENT - COO


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CAPITALIZING ON INDUSTRY LEADERSHIP

     Tennant is clearly a market leader in industrial products in North America and many international locations. It is using this leadership position as a stepping stone to becoming preeminent globally in nonresidential floor maintenance equipment, floor coatings and related products.

     Tennant will achieve this strategic mission by implementing its growth strategies:

- Offering the most complete line of innovative floor maintenance products. This is supported by an industry-leading investment in research and development to regularly introduce new and significantly upgraded products.

- Bringing together its complementary product lines to offer total solutions to customers' floor maintenance needs, ensuring their satisfaction.

- Investing in technology to develop more efficient and effective operations and to better serve customers.

-    Using a strong balance sheet and cash flow to finance expansion.

     Tennant's financial mission is to create value for shareholders by providing an above-average total return. Supporting financial goals are:

- Annual increases of 8% in sales and better than 10% in earnings per share over the long term.

-    Return on equity averaging 20% in the years of economic cycle growth.

     Tennant was founded in 1870. Headquartered in Minneapolis, Minnesota, Tennant has manufacturing facilities in Minneapolis; Holland, Michigan; and Uden, The Netherlands, and sells and services it products directly in eight countries and through distributors in more than 45 others.

PRODUCTS FOR A CLEANER AND SAFER WORLD

     This summer, Tennant will debut one of the smallest riding power sweepers in the world: the Model 6100. With a machine width of just 32 inches, the 6100 will fit through the smallest doorways, down the narrowest aisles, and into the tightest spaces. Maintenance managers can even transport the tiny sweeper between floors via a standard elevator.

     The 6100 will, quite simply, be one of the most compact, maneuverable, easy-to-use power sweepers in the world. And Tennant will, once again, lead its industry when it comes to manufacturing products for a cleaner, safer world.

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